33

X 3-5

SECURITIES A... 04004338 ...SION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 150

SEC FILE NUMBER
8-47288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SECURITIES & INVESTMENT PLANNING COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 CENTER STREET
(No. and Street)

CHATHAM (City) NEW JERSEY (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARYL HERSCH (973) 701-8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIN, WINER & EVENS LLP
(Name – *if individual, state last, first, middle name*)

400 GARDEN CITY PLAZA (Address) GARDEN CITY (City) NY (State) 11530-3317 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A 3/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DARYL HERSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES & INVESTMENT PLANNING COMPANY, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires
June 18,2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss).~~ Operations
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES & INVESTMENT PLANNING COMPANY
(a Florida corporation)

FINANCIAL STATEMENTS
Year Ended December 31, 2003

SECURITIES & INVESTMENT PLANNING COMPANY

CONTENTS

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Report of Independent Accountants

Directors and Stockholders
Securities & Investment Planning Company

We have audited the accompanying statement of financial condition of Securities & Investment Planning Company (the "Company") as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities & Investment Planning Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

Garden City, New York
February 21, 2004

Headquarters
400 Garden City Plaza, Garden City, NY 11530-3317 Tel: 516 747-2000 Fax: 516 747-6707 Email: mwe@mwellp.com
New York Office
1211 Avenue of the Americas, New York, NY 10036-8701 Tel: 212 284-1000 Fax: 212 284-1005 Email: mwe@mwellp.com

SECURITIES & INVESTMENT PLANNING COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2003
ASSETS	
Cash and Cash Equivalents (Notes 2 and 9)	$ 231,286
Securities Owned, at market value (Note 5)	1,158,428
Deposit With Broker	100,105
Due From Clearing Broker	761,882
Other Assets	40,708
Total Assets	$ 2,292,409
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable, accrued expenses and other liabilities (Note 7)	$ 367,729
Securities sold not yet purchased, at market value (Note 5)	320,688
Income taxes payable (Note 6)	160,646
Total Liabilities	849,063
Commitments and Contingencies (Note 7)	-
Stockholders' Equity:	
6% noncumulative preferred stock - $100 par value; authorized - 50,000 shares issued - 21,300 shares	2,130,000
Common stock - $1.00 par value; authorized - 5,000 shares issued and outstanding - 103 shares	103
Additional paid-in capital	902,683
Accumulated deficit	(545,021)
Less: Preferred treasury stock - at cost	(1,044,419)
Total Stockholders' Equity	1,443,346
Total Liabilities and Stockholders' Equity	$ 2,292,409

The accompanying notes are an integral part of this statement.

SECURITIES & INVESTMENT PLANNING COMPANY

STATEMENT OF OPERATIONS

Year Ended December 31,	2003
Income (Note 2):	
Commission income	$ 806,804
Net trading gain	2,840,722
Interest and dividend income	127,419
Other income	296,605
Total Income	4,071,550
Expenses:	
Employee compensation and benefits	1,283,461
Clearance charges	322,836
Quotation and communication expenses	105,138
Rent (Note 7)	90,000
Professional fees	254,338
Insurance	4,981
Interest expense	58,989
Settlement and awards (Note 7)	230,000
Depreciation (Notes 2 and 3)	7,141
Regulatory expenses and registration fees	2,658
Other expenses	184,552
Total Expenses	2,544,094
Income Before Provision for Income Taxes	1,527,456
Income Tax Provision (Note 6)	160,646
Net Income	$ 1,366,810

The accompanying notes are an integral part of this statement.

SECURITIES & INVESTMENT PLANNING COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2003

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
	Shares	Amount	Shares	Amount				
Balance - January 1, 2003	15,800	$ 1,955,000	103	$ 103	$ 1,382,648	$ (1,911,831)	$ (539,665)	$ 886,255
Reclassification to Reflect Actual Shares Issued	5,500	175,000	-	-	(175,000)	-	-	-
Purchase of Treasury Stock	-	-	-	-	-	-	(504,754)	(504,754)
Capital Distribution	-	-	-	-	(304,965)	-	-	(304,965)
Net Income	-	-	-	-	-	1,366,810	-	1,366,810
Balance - December 31, 2003	21,300	$ 2,130,000	103	$ 103	$ 902,683	$ (545,021)	$ (1,044,419)	$ 1,443,346

The accompanying notes are an integral part of this statement.

SECURITIES & INVESTMENT PLANNING COMPANY

STATEMENT OF CASH FLOWS

Year Ended December 31,	2003
Cash Flows from Operating Activities:	
Net income	$ 1,366,810
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,141
Increase in securities owned, at market value	(447,818)
Increase in deposit with broker	(105)
Increase in due from clearing broker	(187,934)
Decrease in other assets	116,513
Increase in accounts payable, accrued expenses and other liabilities	137,509
Decrease in securities sold not yet purchased, at market value	(116,724)
Increase in income taxes payable	160,646
Net Cash Provided by Operating Activities	1,036,038
Cash Flows from Investing Activities -	
Purchase of equipment	(2,258)
Net Cash Used in Investing Activities	(2,258)
Cash Flows from Financing Activities:	
Distribution of capital	(304,965)
Purchase of preferred stock for treasury	(504,754)
Net Cash Used in Financing Activities	(809,719)
Net Increase in Cash and Cash Equivalents	224,061
Cash and Cash Equivalents - January 1, 2003	7,225
Cash and Cash Equivalents - December 31, 2003	$ 231,286
Supplemental Disclosure of Cash Flow Information -	
Cash paid during the year for:	
Interest	$ 58,989
Income taxes	3,100

The accompanying notes are an integral part of this schedule.

SECURITIES & INVESTMENT PLANNING COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations

Securities & Investment Planning Company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company acts as brokers in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

2. Summary of Significant Accounting Policies

Cash and cash equivalents - The Company considers short-term investments in money market funds to be cash equivalents.

Income - Securities transactions and related commission income and expenses are recognized on a trade date basis. All other revenue is recognized when earned.

Property and equipment - Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in income. Property and equipment are being depreciated on a straight-line basis over the estimated useful lives of the related assets.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

Property and equipment are recorded at cost. All property and equipment is depreciated on a straight-line basis over an estimated useful life of five years.

Property and equipment at December 31, 2003 consists of the following:

Computer equipment	$ 162,976
Furniture and fixtures	56,795
Leasehold improvements	1,913
	221,684
Less accumulated depreciation	(221,684)
	$ -

4. Special Reserve Bank Account for the Exclusive Benefit of Customers

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customer accounts nor does it hold customer cash or securities.

5. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased consist of equity securities of corporate issues and listed options.

6. Income Taxes

The Company utilizes Statement of Financial Accounting Standards (SFAS) 109, "*Accounting for Income Taxes,*" which requires the use of the asset and liability approach of providing for income taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2003, the Company has net operating loss carryforwards for state income tax purposes of approximately $1,555,000, which expire between 2020 and 2022, unless utilized sooner. Additionally, the Company has net operating loss carryforwards for federal income tax purposes of approximately $500,000 expiring in 2022. The Company's deferred tax asset resulting from the unused portion of the net operating loss carryforwards is $310,000 which has been reduced by a valuation allowance of $310,000. The valuation allowance of $136,000 in 2002 increased by approximately $174,000 during 2003.

The Company has provided income taxes of approximately $160,000, which represents the current year's provision for New Jersey corporate taxes based on current year's income since New Jersey has suspended the use of net operating loss carryforwards for a two-year period.

7. Commitments and Contingencies

The Company entered into an operating lease on its office space commencing in February 1998 and ending December 31, 2002. The Company has the right to terminate the lease upon three months advance written notice in the fourth or fifth year of the lease, and exercised this right in November 2001. The Company is now renting the office space on a month-to-month basis, at a monthly rental expense of $7,500. The rent expense for the year 2003 is $90,000.

The Company, in connection with an arbitration award issued against the Company on January 21, 2004, has provided a reserve of $230,000 for this award. On February 20, 2004, the Company commenced a proceeding seeking to vacate this award. Currently, the outcome of this proceeding is unknown.

8. Net Capital Requirement

The Company is subject to the net capital Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements, specifically, that the ratio of aggregate indebtedness to net capital, as those terms are defined, shall not exceed 15 to 1. The concept of the net capital rule is liquidity; the object being to require a broker or dealer to have at all times sufficient liquid assets to cover current indebtedness to all persons. At December 31, 2003, the Company had net capital, as defined, of $944,977, which exceeded the minimum requirement by $844,977, and has a capital ratio of .56 to 1.

9. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records customer securities transactions on a settlement date basis, which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company maintains cash deposits at banks, which may, at times, exceed applicable insurance limits.

SECURITIES & INVESTMENT PLANNING COMPANY

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SECURITIES AND EXCHANGE COMMISSION NET CAPITAL RULE 15c3-1

December 31,	2003
Credits:	
Stockholders' equity	$ 1,443,346
Total Credits	1,443,346
Debits -	
Non-allowable assets	(40,708)
Total Debits	(40,708)
Net Capital Before Haircuts on Securities	1,402,638
Less:	
Haircuts on securities	(377,442)
Undue concentration charge	(80,219)
Net Capital	$ 944,977
Aggregate Indebtedness:	
Accounts payable, accrued expenses and other liabilities	$ 367,729
Income taxes payable	160,646
Aggregate Indebtedness	$ 528,375
Ratio: Aggregate Indebtedness to Net Capital	.56 to 1
Minimum Net Capital Required Greater Of:	
Minimum net capital	$ 100,000
6 2/3% of aggregate indebtedness	$ 35,225
Total Minimum Net Capital Required	$ 100,000
Excess Net Capital	$ 844,977
Reconciliation with Company's Computation (included in Form X-17a-5 as of December 31, 2003) -	
Net Capital, as reported in Company's unaudited FOCUS report	$ 1,323,509
Additional Expense Accruals	(374,422)
Additional Haircuts	(4,110)
Net Capital, per above	$ 944,977

The accompanying notes are an integral part of this schedule.

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Directors and Stockholders
Securities & Investment Planning Company

In planning and performing our audit of the financial statements of Securities & Investment Planning Company (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred

Headquarters
400 Garden City Plaza, Garden City, NY 11530-3317 Tel: 516 747-2000 Fax: 516 747-6707 Email: mwe@mwellp.com
New York Office
1211 Avenue of the Americas, New York, NY 10036-8701 Tel: 212 284-1000 Fax: 212 284-1005 Email: mwe@mwellp.com

mwe

Directors and Stockholders
Securities & Investment Planning Company

to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the

Directors and Stockholders
Securities & Investment Planning Company

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolin, Winer & Evens LLP

Garden City, New York
February 21, 2004